Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary		Jurisdiction of Incorporation
1.	ComTel Technology Inc.	Colorado, U.S.
2.	Great Southwestern Construction, Inc.	Colorado, U.S.
3.	The L. E. Myers Co.	Delaware, U.S.
4.	Myers International, Inc.	Delaware, U.S.
5.	MYR Transmission Services, Inc.	Delaware, U.S.
6.	MYRpower, Inc.	Delaware, U.S.
7.	Harlan Electric Company	Michigan, U.S.
8.	Sturgeon Electric Company, Inc.	Michigan, U.S.
9.	Hawkeye Construction, Inc.	Oregon, U.S.
10.	MYR Equipment LLC	Delaware, U.S.
11.	MYR Real Estate Holdings LLC	Delaware, U.S.
12.	MYR Group Construction Canada, Ltd.	British Columbia, Canada
13.	MYR Transmission Services Canada, Ltd.	British Columbia, Canada
14.	Northern Transmission Services, Ltd. (Canada)	British Columbia, Canada